UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72111 / May 7, 2014

Admin. Proc. File No. 3-15669

In the Matter of

ENVIRONMENTAL ENERGY SERVICES, INC.,
IDI GLOBAL, INC.,
INFORM WORLDWIDE HOLDINGS, INC.,
IPTIMIZE, INC.
NGEN, INC.
   (A/K/A NANOGEN, INC.), AND
PATRON SYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Environmental Energy Services, Inc., IDI Global,
Inc., Inform Worldwide Holdings, Inc., Iptimize, Inc., NGEN, Inc. (a/k/a Nanogen, Inc.), or
Patron Systems, Inc., and the Commission has not chosen to review the decision on its own
initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Environmental Energy Services, Inc., IDI Global,
Inc., Inform Worldwide Holdings, Inc., Iptimize, Inc., NGEN, Inc. (a/k/a Nanogen, Inc.), and
Patron Systems, Inc. The order contained in that decision is hereby declared effective. The
initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,
the registration of each class of registered securities of Environmental Energy Services, Inc., IDI

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Envtl. Energy Servs., Inc., IDI Global, Inc., Inform Worldwide Holdings, Inc., Iptimize, Inc.,
NGEN, Inc. (a/k/a Nanogen, Inc.), and Patron Sys., Inc*., Initial Decision Rel. No. 579 (Mar. 20,
2014), 108 SEC Docket 10, 2014 WL 1116693. The stock symbols and Central Index Key
numbers are: EESV AND 748055 for Environmental Energy Services, Inc.; IDIBQ and
1110418 for IDI Global, Inc.; IWWI and 1076038 for Inform Worldwide Holdings, Inc.; IPZI
and 1374835 for Iptimize, Inc.; NGEN and 1030339 for NGEN, Inc. (a/k/a Nanogen, Inc.); and
PTRN and 1075043 for Patron Systems, Inc.

Global, Inc., Inform Worldwide Holdings, Inc., Iptimize, Inc., NGEN, Inc. (a/k/a Nanogen, Inc.), and Patron Systems, Inc., is hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

         Jill M. Peterson
         Assistant Secretary

INITIAL DECISION RELEASE NO. 579
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15669

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ENVIRONMENTAL ENERGY SERVICES, INC., IDI GLOBAL, INC., INFORM WORLDWIDE HOLDINGS, INC., IPTIMIZE, INC., NGEN, INC. (A/K/A NANOGEN, INC.), AND PATRON SYSTEMS, INC.	INITIAL DECISION ON DEFAULT March 20, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on January 7, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), have not filed required periodic reports, and thus are in violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents were served with the OIP by January 10, 2014. See 17 C.F.R. § 201.141(a)(2)(ii); Declaration of David S. Frye to Assist Secretary with Record of Service (filed January 13, 2014). Respondents were required to answer within ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b).

Respondents are in default because they did not file Answers, participate in the prehearing conference on February 10, 2014, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

Environmental Energy Services, Inc. (Environmental Energy), stock symbol "EESV," Central Index Key (CIK) No. 748055, is a void Delaware corporation located in Boise, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Environmental Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss applicable to common shareholders of $2,176,258 for the prior nine months. As of January 2, 2014, the common stock of Environmental Energy was quoted on OTC Link operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IDI Global, Inc. (IDI Global), stock symbol "IDIBQ," CIK No. 1110418, is a revoked Nevada corporation located in Provo, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IDI Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $340,120 for the prior nine months. As of January 2, 2014, the common stock of IDI Global was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Inform Worldwide Holdings, Inc. (Inform Worldwide), stock symbol "IWWI," CIK No. 1076038, is a dissolved Florida corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Inform Worldwide is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of $831,503 for the prior six months. As of January 2, 2014, the common stock of Inform Worldwide was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Iptimize, Inc. (Iptimize), stock symbol "IPZI," CIK No. 1374835, is a forfeited Delaware corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Iptimize is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $8,249,144 for the prior year. On October 14, 2009, Iptimize filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, which was closed on March 23, 2011. As of January 2, 2014, the common stock of Iptimize was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NGEN, Inc. (a/k/a Nanogen, Inc.) (NGEN), stock symbol "NGEN," CIK No. 1030339, is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NGEN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $36,103,000 for the prior nine months. On May 13, 2009, NGEN filed a Chapter 11 petition in the U.S.

Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition on November 24, 2009, and was still pending as of January 2, 2014. As of January 2, 2014, the common stock of NGEN was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Patron Systems, Inc. (Patron Systems), stock symbol "PTRN," CIK No. 1075043, is a void Delaware corporation located in Boulder, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Patron Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $2,158,042 for the prior three months. As of January 2, 2014, the common stock of Patron Systems was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission did not receive such letters.

Respondents' failure to file timely annual and quarterly reports has resulted in violations of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent has repeatedly failed to file periodic reports since either 2007 or 2008. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Environmental Energy Services, Inc., IDI Global, Inc., Inform Worldwide Holdings, Inc., Iptimize, Inc., NGEN, Inc. (a/k/a Nanogen, Inc.), and Patron Systems, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

_____
Brenda P. Murray
Chief Administrative Law Judge